UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

TiGenix

(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Name of Filing Persons (Offeror))

Ordinary Shares, no nominal value (“Ordinary Shares”)

American Depositary shares (“ADSs”), each representing 20 Ordinary Shares

(Title of Class of Securities)

ISIN BE0003864817 (Ordinary Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

Costa Saroukos

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

+81 3 3278-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Gregory W. Hayes

Sanjay M. Shirodkar

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

United States

(312) 368-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
U.S. $106,752,331.08	U.S. $13,290.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 26,691,334, the number of ordinary shares of TiGenix NV (such shares collectively, “Ordinary Shares” and each an “Ordinary Share”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of January 30, 2018, multiplied by (y) the offer price of €1.78 per Ordinary Share and (ii) the product of (x) 1,106,942, the number of American Depositary Shares (such shares collectively, “ADSs” and each an “ADS”) representing Ordinary Shares outstanding as of the close of business on March 31, 2018, multiplied by (y) the offer price of €35.60 per ADS, and converting such aggregate amount into US Dollars on the basis of an exchange rate of €1.00 for $1.2282, which was the Federal Reserve Bank of New York noon buying rate at April 20, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 13,290.67	Filing Party: Takeda Pharmaceutical Company Limited
Form or Registration No: Schedule TO	Date Filed: April 30, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 30, 2018 (together with Amendment No. 1 filed on May 11, 2018, Amendment No. 2 filed on May 18, 2018, Amendment No. 3 filed on May 23, 2018, Amendment No. 4 filed on May 31, 2018, and Amendment No. 5 filed on June 6, 2018, this “Schedule TO”) by Takeda Pharmaceutical Company Limited, a company organized under the laws of Japan (“Takeda”) relating to the offer by Takeda to purchase up to 100% of the issued and outstanding ordinary shares (“Ordinary Shares”) of TiGenix NV, a public limited liability company (naamloze vennootschap / société anonyme) incorporated and existing under the laws of Belgium (“TiGenix”) from U.S. holders (within the meaning of instruction 2 to paragraphs (c) and (d) of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and up to 100% of the Ordinary Shares represented by American Depositary Shares of TiGenix (each, an “ADS” and collectively, “ADSs”) from all holders, wherever located, at a price of €1.78 per Ordinary Share and €35.60 per ADS (with each ADS representing twenty (20) Ordinary Shares), in cash, without interest.

This Amendment is being filed on behalf of Takeda. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

“The Second Acceptance Period (and the related withdrawal rights) expired as scheduled on July 3, 2018. As previously disclosed, Takeda will publish the results of the Second Acceptance Period within five (5) Business Days thereafter. Takeda will commence the Squeeze-Out Period immediately following the publication of the results of the Second Acceptance Period, assuming the conditions for the Squeeze-Out are met in accordance with articles 42 and 43 of the Belgian Royal Decree on Public Takeover Bids and article 513 of the Belgian Companies Code. Takeda will commence payment for all Securities that were validly tendered and not withdrawn in the Second Acceptance Period within ten (10) Business Days following the publication of such results, in accordance with Belgian law.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2018	TAKEDA PHARMACEUTICAL COMPANY LIMITED

	By:	/s/ Christophe Weber
	Name:	Christophe Weber
	Title:	President and Chief Executive Officer

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